Exhibit 99.2

ALAMOS GOLD INC.

2014 FINANCIAL REPORT

December 31, 2014 and 2013

(Based on International Financial Reporting Standards (“IFRS”) and stated in thousands of United States dollars, unless otherwise indicated)

INDEX

Management’s responsibility for financial reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to Consolidated Financial Statements

2014 FINANCIAL REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Alamos Gold Inc. have been prepared by, and are the responsibility of the Company’s management.

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and reflect management’s best estimates and judgments based on information currently available. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements fairly reflect the financial position and financial performance the Company within reasonable limits of materiality.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, can provide only reasonable assurance as to financial statement reliability and the safeguarding of assets.

Management has a process in place to evaluate internal control over financial reporting based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) set forth in Internal Control-Integrated Framework (2013). Based on this assessment, Management has concluded that, as at December 31, 2014, the Company’s internal control over financial reporting was effective.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company’s systems of internal control, and approves the scope of the external auditors’ audit and non-audit work. The Audit Committee is composed entirely of directors not involved in the daily operations of the Company who are thus considered to be free from any relationship that could interfere with their exercise of independent judgment as a Committee member.

The consolidated financial statements and the Company’s internal controls over financial reporting have been audited by Ernst & Young LLP, Chartered Accountants and their reports outline the scope of their examination and gives their opinion on the consolidated financial statements and the Company’s internal control over financial reporting.

February 17, 2015

“John A. McCluskey”

John A. McCluskey

President and Chief Executive Officer

“James R. Porter”

James R. Porter, CPA, CA

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2014 FINANCIAL REPORT

Chief Financial Officer

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2014 FINANCIAL REPORT

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Alamos Gold Inc.

We have audited the accompanying consolidated financial statements of Alamos Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alamos Gold Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alamos Gold Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 17, 2015 expressed an unqualified opinion on Alamos Gold Inc.’s internal control over financial reporting.

“Ernst & Young LLP”
Toronto, Canada	Chartered Professional Accountants
February 17, 2015	Licensed Public Accountants

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2014 FINANCIAL REPORT

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Alamos Gold Inc.

We have audited Alamos Gold Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). Alamos Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying report, Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alamos Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Alamos Gold Inc. as of December 31, 2014 and 2013, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended and our report dated February 17, 2015 expressed an unqualified opinion thereon.

“Ernst & Young LLP”
Toronto, Canada	Chartered Professional Accountants
February 17, 2015	Licensed Public Accountants

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2014 FINANCIAL REPORT

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Stated in thousands of United States dollars)

	December 31,	December 31,
	2014	2013
A S S E T S
Current Assets
Cash and cash equivalents	$353,293	$409,663
Short-term investments	4,792	7,792
Available-for-sale securities (note 5)	2,201	1,896
Other financial assets (note 5)	—	442
Amounts receivable (note 6)	8,950	11,200
Income taxes receivable	15,534	—
Advances and prepaid expenses (note 7)	4,750	9,068
Inventory (note 8)	55,358	37,972

Total Current Assets	444,878	478,033
Non-Current Assets
Other non-current assets (note 8)	5,861	2,696
Exploration and evaluation assets (note 9)	220,132	214,387
Mineral property, plant and equipment (note 10)	208,640	202,912

Total Assets	$879,511	$898,028

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 11)	$33,389	$23,487
Income taxes payable	—	1,783

Total Current Liabilities	33,389	25,270
Non-Current Liabilities
Deferred income taxes (note 15)	39,815	38,715
Decommissioning liability (note 13)	22,302	21,406
Other liabilities	671	690

Total Liabilities	96,177	86,081

E Q U I T Y
Share capital (note 14)	$509,068	$510,473
Warrants (note 4)	21,667	21,667
Contributed surplus	26,202	24,236
Accumulated other comprehensive loss	(841)	(1,093)
Retained earnings	227,238	256,664

Total Equity	783,334	811,947

Total Liabilities and Equity	$879,511	$898,028

Commitments and Contingencies (note 18)

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board

“John A. McCluskey”	“David Fleck”
John A. McCluskey	David Fleck
President and Chief Executive Officer	Director

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ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2014 and 2013

(Stated in thousands of United States dollars, except per share amounts)

	2014	2013
OPERATING REVENUES	$169,938	$282,187

MINE OPERATING COSTS
Mining and processing	85,942	84,521
Royalties (note 18)	8,744	13,829
Amortization	42,970	56,488

	137,656	154,838

EARNINGS FROM MINE OPERATIONS	32,282	127,349
EXPENSES
Exploration	6,158	7,559
Corporate and administrative	15,241	21,939
Share-based compensation (notes 14d, 14e and 14f)	1,136	3,204

	22,535	32,702

EARNINGS FROM OPERATIONS	9,747	94,647
OTHER INCOME (EXPENSES)
Finance income	2,839	3,131
Financing expense	(1,393)	(912)
Foreign exchange loss	(4,700)	(8,312)
Other loss (note 16)	(4,154)	(9,050)

EARNINGS BEFORE INCOME TAXES	2,339	79,504
INCOME TAXES (note 15)
Current tax expense	(3,365)	(40,362)
Deferred tax expense	(1,100)	(350)

(LOSS)/EARNINGS	($2,126)	$38,792
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
- Unrealized loss on securities	(2,208)	(2,697)
- Unrealized loss on derivative contracts	(225)	—
- Impairment of available-for-sale securities	2,661	—
- Reclassification of realized losses on available-for-sale securities included in earnings	24	2,668

COMPREHENSIVE INCOME/(LOSS)	($1,874)	$38,763

(LOSS)/EARNINGS PER SHARE (note 14g)
– basic	($0.02)	$0.30
– diluted	($0.02)	$0.30

Weighted average number of common shares outstanding
- basic	127,388,000	127,340,000
- diluted	127,389,000	127,480,000

The accompanying notes form an integral part of these consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

(Stated in thousands of United States dollars)

	Number of shares outstanding	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2013	120,871,408	$393,752	$—	$22,606	($1,064)	$245,178	$660,472
Share-based compensation	—	—	—	3,540	—	—	3,540
Shares issued in purchase agreements (note 14b)	6,584,380	110,765	—	—	—	—	110,765
Shares repurchased and cancelled (note 14c)	(211,300)	(837)	—	—	—	(1,787)	(2,624)
Shares issued on exercise of options	464,500	6,793	—	(1,910)	—	—	4,883
Dividends	—	—	—	—	—	(25,519)	(25,519)
Warrants issued (note 4a)	—	—	21,667	—	—	—	21,667
Earnings	—	—	—	—	—	38,792	38,792
Other comprehensive income (tax impact; nil)	—	—	—	—	(29)	—	(29)

Balance at December 31, 2013	127,708,988	$510,473	$21,667	$24,236	($1,093)	$256,664	$811,947

	Number of shares outstanding	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2014	127,708,988	$510,473	$21,667	$24,236	($1,093)	$256,664	$811,947
Share-based compensation	—	—	—	1,966	—	—	1,966
Shares repurchased and cancelled (note 14c)	(351,502)	(1,405)	—	—	—	(1,829)	(3,234)
Dividends	—	—	—	—	—	(25,471)	(25,471)
(Loss)/Earnings	—	—	—	—	—	(2,126)	(2,126)
Other comprehensive income (tax impact; nil)	—	—	—	—	252	—	252

Balance at December 31, 2014	127,357,486	$509,068	$21,667	$26,202	($841)	$227,238	$783,334

The accompanying notes form an integral part of these consolidated financial statements.

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ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(Stated in thousands of United States dollars)

	2014	2013
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
(Loss)/Earnings	($2,126)	$38,792
Adjustments for items not involving cash:
Amortization	42,970	56,488
Financing expense	1,393	912
Unrealized foreign exchange loss	3,244	5,938
Deferred tax expense	1,100	350
Share-based compensation	1,136	3,204
Loss on sale of securities	—	6,840
Impairment of securities	2,661	—
Other	498	755
Changes in non-cash working capital:
Fair value of forward contracts	225	—
Amounts receivable	(27,508)	(21,356)
Inventory	(17,758)	(2,797)
Advances and prepaid expenses	5,368	(4,311)
Accounts payable and accrued liabilities, and income taxes payable	21,554	1,812

	32,757	86,627

INVESTING ACTIVITIES
(Purchases)/sales of securities	(1,754)	111,116
Short-term investments (net)	3,000	39,862
Contractor advances	(1,050)	(1,440)
Proceeds on sale of equipment	843	—
Acquisition of Esperanza	—	(44,663)
Acquisition of Orsa	—	(3,403)
Exploration and evaluation assets	(5,745)	(21,437)
Mineral property, plant and equipment	(52,341)	(38,295)

	(57,047)	41,740

FINANCING ACTIVITIES
Common shares issued	—	4,883
Shares repurchased and cancelled	(3,234)	(2,624)
Dividends paid	(25,471)	(25,519)

	(28,705)	(23,260)

Effect of exchange rates on cash and cash equivalents	(3,375)	(1,500)

Net increase in cash and cash equivalents	(56,370)	103,607
Cash and cash equivalents—beginning of year	409,663	306,056

CASH AND CASH EQUIVALENTS—END OF YEAR	$353,293	$409,663

Supplemental information:
Interest paid	—	—
Interest received	$2,751	$3,147
Income taxes paid	—	$35,500

The accompanying notes form an integral part of these consolidated financial statements.

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ALAMOS GOLD INC.

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(Stated in United States dollars, unless otherwise indicated)

1. NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the AğI DağI, KirazlI and Çamyurt gold development projects in Turkey. In 2013, the Company acquired the Esperanza Gold Project in the state of Morelos, Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain Gold Project in Oregon, USA.

2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements, including comparative figures, have been prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 17, 2015.

Use of estimates and judgments

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Areas which require management to make material estimates and significant assumptions in determining amounts recorded include: recoverable mineral reserves, inventory, share-based payments, decommissioning liabilities, and units-of-production amortization.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years include: impairment of tangible and intangible assets, determination of functional currency, capitalized exploration, amortization methods and recovery of deferred tax assets.

i.	Impairment:

The Company assesses its mineral property, plant and equipment and exploration and evaluation assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments

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require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

ii.	Recoverable mineral reserves:

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its recoverable mineral reserves based on information compiled by appropriately qualified persons relating to the geological data on the size of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of, commodity prices, production costs, future capital requirements, and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body, and metallurgical assumptions made in estimating recovery of the ore body. Changes in the reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mineral property, plant and equipment, decommissioning liabilities, and amortization expense.

iii.	Units-of-production (“UOP”) amortization:

The Company uses estimated proven and probable mineral reserves as the basis for determining the amortization of certain mineral property, plant and equipment. This results in an amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of proven and probable mineral reserves.

iv.	Inventory (note 8):

The Company accounts for its ore stockpiles and in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company estimates the expected ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to estimate the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

v.	Share-based payments (note 14):

The computed amount of share based compensation is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options or stock appreciation rights before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Share-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the instrument could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable. It is management’s view that the value derived is highly subjective and dependent upon the input assumptions made.

vi.	Decommissioning liabilities (note 13):

The Company is required to determine the expected value of the estimated costs of decommissioning liabilities and to recognize this value as a liability when reasonably determinable. Key assumptions in determining the amount of the liability are: total undiscounted cash outflows, expected timing of payment of the cash outflows and appropriate inflation and discount rates to

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apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased over the passage of time with an offsetting charge to financing expense in the Statement of Comprehensive Income. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be in approximately 7 years based on expected proven and probable mineral reserves and the current rate of production.

vii.	Recovery of deferred tax assets (note 15):

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.

Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the Company and all its subsidiaries.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for certain derivative and available-for-sale financial instruments which are measured at fair value. The Company prepares its consolidated financial statements, except for cash flow information, using the accrual basis of accounting.

3. SIGNIFICANT ACCOUNTING POLICIES

Summarized below are those policies considered significant to the Company. All accounting policies have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and the entities controlled by the Company (its subsidiaries). The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All inter-company balances and transactions have been eliminated.

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The consolidated financial statements include the financial statements of the parent company, Alamos Gold Inc., and its subsidiaries as listed below:

	Country of Incorporation	Equity Interest
		2014	2013
Alamos Gold Inc.	Canada	—	—
0975828 B.C. LTD.	Canada	100%	100%
Esperanza Resources Corporation	Mexico	100%	100%
Orsa Ventures Corp.	Canada	100%	100%
Esperanza Resources (Cayman)	Cayman Islands	100%	100%
Esperanza Exploration (BVI) Inc.	British Virgin Islands	100%	100%
Minas de Oro Nacional, S.A. de C.V.	Mexico	100%	100%
Operason S.A. de C.V.	Mexico	100%	100%
Sonora Gerencial S.A. de C.V.	Mexico	100%	100%
Esperanza Silver de Mexico S.A. de C.V.	Mexico	100%	100%
Servicios Mineros Tetlama S.A. de C.V.	Mexico	100%	100%
Esperanza Silver Peru SAC	Peru	100%	100%
Kuzey Biga Madencilik Sanayi Ticaret AS	Turkey	100%	100%
Dogu Biga Madencilik Sanayi Ticaret AS	Turkey	100%	100%
Alamos Eurasia Madencilik AS	Turkey	100%	100%
Esperanza Services Inc.	USA	100%	100%
Quartz Mountain Gold Ltd.	USA	100%	100%

Foreign currency transactions

Transactions in foreign currencies are converted to the Company’s functional currency at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated into the Company’s functional currency at the exchange rate prevailing at the date of the Consolidated Statements of Financial Position. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. Revenues and expenses are translated at exchange rates prevailing on the date of the transactions, with the exception of inventory transfers and amortization which are translated at historical exchange rates. All exchange gains and losses are included in the determination of earnings.

Revenue recognition

Revenue is earned from the sale of gold and is recognized when dore or refined metal is delivered to a purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal for each delivery. Revenue is measured at the fair value of the consideration received or receivable.

Costs incurred or premium income related to forward sales or option contracts are recognized in revenue when the related contract is settled. Changes in the fair value of outstanding forward sales or option contracts are recognized in earnings.

Inventory

Inventory which includes dore, gold-in-process, ore in stockpiles, and parts and supplies, is stated at the lower of cost or net realizable value.

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i.	Dore represents a bar containing predominantly gold by value which is generally refined off-site to return saleable metals. Dore inventory is valued at the lower of average cost to produce the dore and net realizable value.

ii.	In-process inventory represents costs that are incurred in the process of converting mineralized ores into partially refined precious metals, or dore. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form. The recovery of gold from ore is achieved through both heap leaching and milling processes. Under the heap leaching process, ore is crushed and placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Under the milling process, ore is crushed finer than the leaching process prior to gravity separation. The ore separated through the gravity circuit is then accumulated into a concentrate solution. The concentrate is then leached in a intensive leach reactor followed by processing in the plant.

Cost of in-process inventory includes operating costs incurred to that stage of the process plus amortization of mineral property, plant and equipment relating to that stage of the process. Costs capitalized to in-process inventory include direct and indirect materials and consumables; direct labour; repairs and maintenance; utilities; amortization of mineral property, plant and equipment; and local mine administrative expenses. Costs are removed from in-process inventory and transferred to dore inventory as ounces are produced based on the average cost per recoverable ounce on the leach pad. Costs are recorded in mining and processing costs on the sale of refined gold. In addition, the impact of inventory movement is reflected through mining and processing costs in the Consolidated Statements of Comprehensive Income. Recoverable gold on the leach pads is estimated based on the quantities of ore placed on the leach pads (based on measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on estimated ultimate recovery assumptions). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels; as a result, estimates are refined based on actual results over time. The ultimate recovery of gold from leach pads will not be known until the leaching process is concluded at the end of the mine life.

iii.	Stockpile inventory represents unprocessed ore that has been mined and is available for further processing. The unprocessed ore stockpile is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to the stockpile based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion, depreciation and amortization relating to mining operations, and are removed at the average cost per ounce. As the unprocessed ore stockpile will not be further processed within one year of the date of these consolidated financial statements, the net carrying amount related to the stockpile has been classified as non-current assets in the Consolidated Statements of Financial Position.

iv.	Parts and supplies inventory is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.

Mineral property, plant and equipment

i.	Mineral property acquisition and mine development costs:

The Company may hold interests in mineral property in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The Company capitalizes payments made in the process of acquiring legal title to these properties.

Property acquisition and mine development costs are recorded at cost. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are recorded in inventory. Pre-production expenditures incurred prior to the mine

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being substantially complete and ready for its intended use are capitalized. Interest on financing attributable to mine development is capitalized to mine development costs while construction and development activities at the property are in progress.

Each project is assessed to determine the point of commencement of production at the mine. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered include, but are not limited to, the completion of a reasonable period of testing of mine plant and equipment; the ability to produce minerals in saleable form; and the ability to sustain ongoing production of minerals. When a project commences production, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit or underground mine development.

When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition and mine development costs are amortized by the units-of-production method based on estimated proven and probable recoverable mineral reserves. Estimates of residual values, useful lives and methods of amortization are reviewed each reporting period, and adjusted prospectively if appropriate.

ii.	Exploration and evaluation expenditures:

Exploration and evaluation expenditures, including drilling and related costs, are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures, as evidenced by a positive economic analysis of the project. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred. Drilling costs incurred during the production phase for operational ore control are charged to inventory as incurred. Management assesses whether probable economic benefit exists by conducting an economic analysis. A positive economic analysis includes either internal or external third party economic evaluation using modelling techniques, such as a discounted cash flow or preliminary economic assessment, such that mineral resources within the meaning of Canadian Securities Administrators National Instrument 43-101 are defined on the property.

Exploration expenditures are initially capitalized as exploration and evaluation expenditures and are subsequently reclassified to mine development costs upon determining that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. The demonstration of the technical feasibility and commercial viability is the point at which management determines that it will develop the project. This typically includes, but is not limited to, the completion of an economic feasibility study; the establishment of mineral reserves; and the receipt of the applicable construction and operating permits for the project. Upon demonstrating the technical feasibility and commercial viability of establishing a mineral reserve, the Company performs an impairment test, based on the recoverable amount, prior to reclassification of exploration and evaluation expenditures to mine development costs in accordance with IFRS 6. In addition, the carrying values of exploration and evaluation expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the recoverable amount.

iii.	Mining plant and equipment:

Plant and equipment is stated at cost less accumulated amortization and accumulated impairment losses. Cost includes all expenditures that are directly attributable to the acquisition of the asset. Borrowing costs on qualifying assets are capitalized until the asset is capable of carrying out its intended use. Plant and equipment is amortized on a units-of-production basis over estimated recoverable proven and probable reserves, or on a straight-line basis over the estimated useful life of the asset, whichever period is lower.

iv.	Subsequent costs:

The cost of replacing part of an item within mineral property, plant and equipment is recognized when the cost is incurred and it is probable that the future economic benefits will flow to the Company, and the costs can be measured reliably. The carrying amount of the part that has been replaced is expensed. Routine repairs and maintenance are expensed as incurred.

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v.	Impairment:

The carrying values of mineral property, plant and equipment are reviewed for indications of impairment at each reporting date. When impairment indicators exist, then the asset’s recoverable amount is estimated. The carrying values of exploration and evaluation expenditures are reviewed periodically, when impairment factors exist, for possible impairment, based on the recoverable amount in accordance with IFRS 6. Further, prior to reclassification of exploration and evaluation expenditures to mine development costs, the Company performs an impairment test, based on the recoverable amount.

If it is determined that the estimated recoverable amount is less than the carrying value of an asset, or its cash-generating unit (“CGU”), then a write-down is made with a charge to operations. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (the CGU). Impairment losses recognized in respect of CGU’s are allocated on a pro rata basis to the assets in the unit.

The recoverable amount of an asset or cash-generating unit is the greater of its value-in-use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows of a mine or development property are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Estimated future cash flows include estimates of recoverable ounces of gold based on proven and probable mineral reserves. To the extent that economic value exists beyond the proven and probable mineral reserves of a mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices, production levels, capital, reclamation costs and income taxes. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

vi.	Reversal of impairment:

An impairment loss is reversed if there is indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Cash and cash equivalents

Cash and cash equivalents, which include cash and highly liquid investments with original maturities of three months or less at the date of acquisition, are recorded at cost, which approximates fair value.

Short-term investments

Short-term investments, which represent highly liquid investments with original maturities of greater than three months at acquisition, are recorded at cost, which approximates fair value.

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in earnings except to the extent it relates to items recognized directly in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit;

•	goodwill; and

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•	taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs except to the extent it relates to items recognized directly in equity or in other comprehensive income.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced to its recoverable amount.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to the same taxable entity and income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

Uncertain Tax Positions

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective subsidiary’s domicile. As the Company assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

Share-based payments

The Company grants stock options to buy common shares of the Company through its stock option plan as described in note 14. The Company accounts for share-based payments using the fair value method. Under this method, compensation expense is measured at fair value on the date of grant using the Black-Scholes option pricing model, and is recognized as an expense or capitalized, depending on the nature of the grant, with a corresponding increase in equity, over the period that the employees earn the options. The amount recognized is adjusted to reflect the number of share options expected to vest.

In addition, the Company grants stock appreciation rights (“SARs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) as described in note 14. The fair value of the amount payable to employees or directors in respect of SARs, RSUs and DSUs, which are settled in cash, is determined using the Black-Scholes option pricing model, and is recognized as an expense with a corresponding increase in liabilities, over the period that the employees or directors unconditionally become entitled to payment. The liability is remeasured using the option pricing model at each reporting date, and at the intrinsic value on the settlement date. Any changes in the fair value of the liability are recognized as an expense in the Consolidated Statements of Comprehensive Income.

Decommissioning liabilities

The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company has made, and will continue to make expenditures to comply with such laws and regulations. The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal

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operation of the assets. Decommissioning costs expected to be incurred in the future are estimated by the Company’s management based on the information available to them. Actual decommissioning costs could be materially different from the current estimates. Any change in cost estimates, discount rates, or other assumptions should additional information become available would be accounted for on a prospective basis. The Company’s estimates are reviewed annually for changes in planned operations, regulatory requirements, discount rates, effects of inflation and changes in estimates.

The net present value of the future rehabilitation cost estimates arising from decommissioning of property, plant and equipment is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding mining asset. This asset is amortized on a UOP basis over the estimated life of the mine while the corresponding liability accretes to its undiscounted value by the end of the mine’s life.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.

Financial instruments

The Company’s financial instruments consist primarily of monetary assets and liabilities, the fair value of which approximate their carrying value due to the short-term nature of these instruments.

The Company may enter into foreign exchange forward contracts to manage the Company’s exposure to fluctuations in the Canadian and United States dollar and Mexican peso foreign exchange rates. The Company may also enter into forward gold sale transactions (note 5). These forward contracts are marked-to-market and recognized in the consolidated statement of comprehensive income at their fair value.

Financial assets

Financial assets are classified into one of four categories:

•	fair value through profit or loss (“FVTPL”);

•	held-to-maturity (“HTM”);

•	available-for-sale (“AFS”); and,

•	loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i)	FVTPL financial assets:

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated as FVTPL upon initial recognition. A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future;

•	it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

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Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings. The Company has classified its cash and cash equivalents, short-term investments and share purchase warrants held in third party companies as FVTPL financial assets, which are included in other financial assets on the statement of financial position.

(ii)	HTM investments:

If the Company has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. The Company does not currently have any assets classified as HTM investments.

(iii)	AFS financial assets:

Non-derivative financial assets, including investments in securities, are classified as AFS and are stated at fair value. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange differences are recognized in other comprehensive income and presented within equity in accumulated other comprehensive income (loss).

Impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, are recognized directly in earnings rather than equity. When an investment is derecognized or is determined to be impaired, the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is included in earnings for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot foreign exchange rate at the date of the Consolidated Statement of Financial Position. The change in fair value attributable to translation differences on the amortized cost of the asset is recognized in earnings, while other changes are recognized in equity.

(iv)	Loans and receivables:

Trade and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value plus any directly attributable transaction costs. Subsequently, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified.

(v)	Impairment:

A financial asset, other than those classified as FVTPL, is assessed at each reporting period date for indicators of impairment. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on AFS investment securities are recognized by transferring the cumulative loss that has been recognized in accumulated other comprehensive income (loss), and presented in unrealized gains/losses on available-for-sale financial assets in equity, to earnings. The cumulative loss that is removed from accumulated other comprehensive income (loss) and recognized in earnings is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in earnings.

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(vi)	Determination of fair value:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements of the fair value of financial assets and liabilities.

•	Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2. Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3. Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has determined that AFS instruments, other financial assets and financial liabilities fall within level 1 of the fair value hierarchy, and all other financial instruments (including derivative contracts) outstanding as at the date of the statement of financial position fall within level 2 of the fair value hierarchy. See note 5.

Financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The Company has classified accounts payable and accrued liabilities, dividends payable, and property acquisition liabilities as other financial liabilities.

Earnings per share

Basic earnings per share is calculated by dividing the net earnings available to common shareholders divided by the weighted average number of common shares outstanding during the year. The diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of the dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the year.

Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profit such as unrealized gains or losses on available-for-sale investments and gains or losses on certain derivative instruments. The Company’s comprehensive income (loss), and components of other comprehensive income are presented, net of tax, in the Consolidated Statements of Comprehensive income (loss) and the Consolidated Statements of Changes in Equity.

Accounting Policies in effect January 1, 2014

(i) IFRIC 21 – Levies (“IFRIC 21”) In May 2013, the IFRS Interpretations Committee (IRFIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no impact on the financial statements of the Company.

(ii) IAS 32 – Offsetting of financial instruments (“IAS 32”) The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods

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beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s consolidated financial statements upon adoption of these amendments.

Future accounting policy changes issued but not yet in effect

The following are new pronouncements approved by the IASB. The following new standards and interpretations are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. On July 24, 2014, the IASB issued the final version of IFRS 9 with an effective adoption date of January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014, which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company has commenced a review process to determine the impact of adopting this standard on its consolidated financial statements.

(iii) IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38, Intangibles (IAS 38) were issued in May 2014 and prohibit the use of revenue-based depreciation methods for property, plant and equipment and limits the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The Company does not expect that the adoption of these amendments will have a material impact on its consolidated financial statements.

4. ACQUISITIONS

a) Esperanza Resources Corporation

On August 30, 2013, the Company completed the acquisition of Esperanza Resources Corporation (“Esperanza”), which owns 100% of the Esperanza Gold Project (formerly referred to as the Cerro Jumil gold project) located in Morelos State, Mexico.

The transaction did not meet the definition of a business combination, and was therefore accounted for as an acquisition of an asset.

The Company paid a total of CAD$69.4 million (US$65.8 million) cash and issued an aggregate of 7.2 million share purchase warrants in total consideration for acquiring Esperanza. The share purchase warrants have a strike price of CAD$29.48 and a term of five years, expiring August 30, 2018. The share purchase warrants were recorded at fair value on acquisition, with fair value determined by the Black-Scholes option pricing methodology. The key assumptions used in the Black-Scholes model for the share purchase warrants include the following: share price at time of grant—CAD$17.19; risk-free rate – 2.0%; expected dividend yield – 1.16%; expected stock price volatility – 40%; expected life – 5 years. In addition, a third party has a 3% Net Smelter Return Royalty on production from the Esperanza gold project.

The total purchase price of $88.1 million, which includes transaction costs of $0.6 million, was allocated to the assets acquired based on relative fair values, with the exception of all financial assets acquired, which were recorded at fair value on the date of acquisition.

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($000)
Assets acquired and liabilities assumed
Cash	21,762
Available-for-sale investments	3,025
Other current assets less current liabilities	574
Equipment	509
Exploration and evaluation assets	62,222

$88,092

($000)
Consideration paid
Cash	65,778
Issuance of warrants	21,667
Transaction costs	647

$88,092

b) Orsa Ventures

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), which owns the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada.

The transaction did not meet the definition of a business combination, and was therefore accounted for as an acquisition of an asset.

The Company paid CAD$3.5 million (US$3.4 million) cash in consideration for acquiring Orsa. The total purchase price was $3.5 million, including transaction costs of $0.1 million. The purchase price was allocated to exploration and evaluation assets, as Orsa did not have any other significant assets or liabilities.

As part of the acquisition of Orsa, the Company inherited an option agreement which is fully described in note 18 c).

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	December 31, 2014	December 31, 2013
	($000)	($000)
Fair value through profit or loss (“FVTPL”)(1)	358,085	417,455
Derivative instruments designated as FVTPL(2)	—	442
Available-for-sale securities(3)	2,201	1,896
Loans and receivables(4)	24,484	11,200
Derivative contracts designated as FVTPL(5)	—	—
Derivative contracts designated as effective hedges (6)	(225)	—
Other financial liabilities (7)	(33,266)	(25,449)

(1)	Includes cash of $209.3 million (December 31, 2013—$238.0 million), cash equivalents of $143.9 million (December 31, 2013 – $171.7 million) and short-term investments of $4.8 million (December 31, 2013 – $7.8 million).

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(2)	Includes the Company’s investment in the warrants of a publicly traded company. During the year ended December 31, 2014, the Company disposed of the warrants resulting in a $0.4 million gain recorded in other income (December 31, 2013—$0.6 million loss).
(3)	Includes the Company’s investment in the common shares of publicly traded entities.
(4)	Includes amounts receivable (note 6) and income tax receivable.
(5)	Includes the Company’s foreign currency forward contracts and gold forward contracts which, for accounting purposes, are not designated as effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated balance sheet.
(6)	Includes the Company’s foreign currency collar contracts which are designated as effective hedges for accounting purposes.
(7)	Includes all other accounts payable and accrued liabilities, income taxes payable, and certain other liabilities.

For all financial assets and liabilities listed above, fair value equals carrying value as at December 31, 2014 and December 31, 2013.

b) Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. As at December 31, 2014, the Company had outstanding gold forward contracts to deliver 1,000 ounces of gold for delivery in January 2015. The mark-to-market loss associated with these contracts as at December 31, 2014 was nominal (December 31, 2013 – nil).

At December 31, 2014, the Company had an outstanding contract to deliver $5 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD on March 30, 2015, at a rate of CAD:USD rate 1.16:1. The mark-to-market gain associated with these contracts as at December 31, 2014 was nominal (December 31, 2013 – nominal).

The Company has entered into foreign exchange collar contracts to hedge a portion of its Mexican peso denominated operating expenditures. The Company has entered into contracts totaling $24 million as at December 31, 2014, with scheduled expiries monthly throughout 2015. The mark-to-market loss associated with these contracts as at December 31, 2014 was $0.2 million. The transactions have been designated as effective hedges, with changes in fair value recorded in other comprehensive income (loss).

c) Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including commodity price, foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.

Financial risk management is the responsibility of the corporate finance function. The Company’s corporate finance function identifies, evaluates and, where appropriate, mitigates financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors.

i. Commodity Price Risk

The Company is exposed to commodity price risk associated with the volatility in the market price of gold. Gold prices are affected by factors beyond the Company’s control, including investment and physical demand, central bank purchases and sales, producer hedging activities, the relative exchange rate of the United States dollar with other major currencies and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold can be subject to high levels of short-term volatility due to speculative activities. The Company may enter into derivative financial instruments to manage the Company’s exposure to commodity price risk. However, at this time, the Company has elected not to actively manage its long-term exposure to commodity price risk through the use of derivative financial instruments.

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ii. Foreign Exchange Risk

Certain of the Company’s financial assets and liabilities are denominated in Canadian dollars, Mexican pesos or Turkish Lira. In addition, the Company incurs certain operating costs denominated in Canadian dollars, Mexican pesos or Turkish Lira. Accordingly, the Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar, and the Company’s operating costs are affected by changes in foreign exchange rates in those currencies.

The Company has elected to hedge a portion of its exposure to fluctuations in the Canadian dollar by buying $5 million Canadian fixed rate forward contracts. At December 31, 2014, the Company had net Canadian-dollar denominated assets of approximately $1 million. At this level of exposure to fluctuations in the value of the Canadian dollar, a 10% increase/(decrease) in the value of the Canadian dollar compared to the United States dollar could result in a foreign exchange gain/(loss) of approximately $0.1 million.

In addition, corporate and administrative costs associated with the Company’s head office in Toronto are mainly denominated in Canadian dollars. A 10% increase/(decrease) in the value of the Canadian dollar compared to the United States dollar could increase/(decrease) the Company’s reported corporate and administrative costs by approximately $1 million annually.

The Company also has exposure to monetary assets and liabilities denominated in Mexican pesos. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in Mexican pesos could expose the Company to a foreign exchange gain or loss. The Company partially offsets its balance sheet exposure to changes in the Mexican peso/United States dollar exchange rate by maintaining cash balances in Mexican pesos to offset a portion of its future tax liabilities and taxes payable balances that are denominated in Mexican pesos. As at December 31, 2014, the Company had net Mexican peso-denominated liability of approximately $11 million. A 10% increase (decrease) in the value of the Mexican peso compared to the United States dollar could result in a foreign exchange loss/(gain) of approximately $1.1 million.

In addition, transactional foreign exchange gains and losses may result from the Company’s inability to predict the exact timing of peso cash receipts and cash outflows. Mexican peso denominated transactional foreign exchange gains and losses can be significant, and can impact the Company’s stated operating costs (as reported in equivalent United States dollars). To mitigate the impact, the Company has elected to hedge a portion of its Mexican peso denominated operating costs by entering into foreign exchange collar contracts for aggregate purchases of $24 million. The collar contracts allow the Company to purchase pesos at a maximum rate of 14.2:1 MXN:USD, and participate up to 15.5:1 MXN:USD. A 10% increase/ (decrease) in the value of the Mexican peso compared to the United States dollar could increase/(decrease) the Company’s reported mining and processing costs and decrease/(increase) reported earnings before income taxes by approximately $2.5 million annually, including the impact of the hedged portion of the operating costs.

Finally, the Company has exposure to monetary assets and liabilities denominated in Turkish Lira. Cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in Turkish Lira could expose the Company to a foreign exchange gain or loss. At December 31, 2014, the Company had net Turkish Lira-denominated assets of approximately $3.5 million. A 10% increase/(decrease) in the value of the Turkish Lira compared to the United States dollar could result in a foreign exchange gain/(loss) of approximately $0.4 million.

iii. Interest Rate Risk

The Company’s interest rate risk related to interest-bearing debt obligations is not material as the Company has no outstanding debt. As a result of the Company’s minimal exposure to fluctuations in market interest rates, the Company has elected not to enter into interest rate swaps or other active interest rate management programs at this time.

iv. Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held with banks and financial institutions, derivative financial instruments (including forward gold sales contracts) and amounts receivable. The maximum exposure to credit risk is equal to the carrying value of the related financial assets.

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The objective of managing counter-party credit risk is to prevent losses in financial assets. The Company assesses the quality of its counter-parties, taking into account their creditworthiness and reputation, past experience and other factors. The Company only enters into forward gold sales contracts with large reputable financial institutions.

The carrying value of amounts receivable are reduced through the use of an allowance account (when applicable) and the amount of any allowance is recognized as a loss and included in operating expenses. When a receivable balance is considered uncollectible, it is written off against the allowance for amounts receivable. The majority of the Company’s receivable balances consist of Mexican and Turkish value-added tax recoverable claims. The Company is exposed to credit risk in the case that the subject country is unable to reimburse the recoverable taxes owed. As at December 31, 2014, the Company was owed $3.9 million and $0.2 million from the Mexican and Turkish governments, respectively.

v. Liquidity Risk

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. At December 31, 2014, the Company had cash and cash equivalents and short-term investments of $358 million, accounts payable and accrued liabilities of $33.4 million and no debt. The Company expects that planned construction and development projects at its current operations will be financed from existing cash balances and future operating cash flows. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.

6. AMOUNTS RECEIVABLE

	December 31, 2014	December 31, 2013
	($000)	($000)
Accounts receivable	4,802	700
Mexican value-added tax (1)	3,906	5,059
Turkish value-added tax	242	5,441

	$8,950	$11,200

1)	As permitted by Mexican tax law, the Company offset $16.9 million of Mexican value-added tax receivables against its current taxes payable liability in 2014 (December 31, 2013—$19.0 million) which is not reflected in the Consolidated Statements of Cash Flows.

7. ADVANCES AND PREPAID EXPENSES

	December 31, 2014	December 31, 2013
	($000)	($000)
Prepaid expenses	2,659	1,622
Deposits and advances	2,091	2,392
Withholding tax prepayment	—	5,054

	$4,750	$9,068

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8. INVENTORY

	December 31, 2014	December 31, 2013
	($000)	($000)
Precious metals dore and refined precious metals	10,680	4,060
In-process precious metals	27,064	13,093
Ore in stockpiles	5,861	2,696
Parts and supplies	17,614	20,819

	61,219	40,668
Less: Non-current portion	(5,861)	(2,696)

	$55,358	$37,972

The carrying value of inventory is calculated using weighted average cost. The amount of inventory charged to operations as mining and processing costs during the year ended December 31, 2014 was $87.3 million (December 31, 2013—$84.2 million). The amount of inventory charged to operations as amortization in the year ended December 31, 2014 was $31.4 million (December 31, 2013—$48.0 million).

9. EXPLORATION AND EVALUATION ASSETS

The Company classifies the AğI DağI, KirazlI, and Çamyurt Projects in Turkey, the Esperanza Gold Project in Mexico, and the Quartz Mountain Project in Oregon as exploration and evaluation assets. Exploration and evaluation assets are not subject to amortization.

The following is a continuity of the Company’s exploration and evaluation assets for the year ended December 31, 2014.

	Mexico	Turkey	United States	Total
	($000)	($000)	($000)	($000)
Cost as at January 1, 2013	—	$127,015	—	$127,015
Additions	1,411	18,075	1,951	21,437
Acquisitions (note 4)	62,222	—	3,713	65,935

Cost as at December 31, 2013	$63,633	$145,090	$5,664	$214,387
Additions	4,054	1,691	—	5,745

Cost as at December 31, 2014	$67,687	$146,781	$5,664	$220,132

10. MINERAL PROPERTY, PLANT AND EQUIPMENT

The Company owns 100% of the Salamandra group of concessions in Mexico. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005.

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The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over the remaining recoverable proven and probable mineral reserves. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

The following is a continuity of the Company’s mineral property, plant and equipment for the years ended December 31, 2014 and December 31, 2013.

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Cost as at January 1, 2014	$230,856	$5,752	$3,031	$239,639	$179,452	$419,091
Additions	19,669	1,213	2,404	23,286	32,227	55,513
Changes in decommissioning liability	—	—	—	—	672	672
Disposals	(23,062)	—	—	(23,062)	—	(23,062)

Cost as at December 31, 2014	$227,463	$6,965	$5,435	$239,863	$212,351	$452,214

Accumulated amortization and impairment as at January 1, 2014	$125,275	$2,934	$—	$128,209	$87,970	$216,179
Amortization expense	19,925	935	—	20,860	25,209	46,069
Disposals	(18,674)	—	—	(18,674)	—	(18,674)

Accumulated amortization and impairment as at December 31, 2014	$126,526	$3,869	$—	$130,395	$113,179	$243,574

Net book value as at December 31, 2014	$100,937	$3,096	$5,435	$109,468	$99,172	$208,640

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Cost as at January 1, 2013	$214,167	$3,846	$2,565	$220,578	$152,496	$373,074
Additions	16,689	1,906	466	19,061	19,235	38,296
Changes in decommissioning liability	—	—	—	—	7,721	7,721

Cost as at December 31, 2013	$230,856	$5,752	$3,031	$239,639	$179,452	$419,091

Accumulated amortization and impairment as at January 1, 2013	$106,136	$1,825	$—	$107,961	$57,398	$165,359
Amortization expense	19,139	1,109	—	20,248	30,572	50,820

Accumulated amortization and impairment as at December 31, 2013	$125,275	$2,934	$—	$128,209	$87,970	$216,179

Net book value as at December 31, 2013	$105,581	$2,818	$3,031	$111,430	$91,482	$202,912

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11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2014	December 31, 2013
	($000)	($000)
Trade accounts payable and accrued liabilities	29,577	20,029
Royalties payable	774	—
Derivative liability	225	—
Share-based compensation liability (note 14(e, f))	2,813	3,458

	$33,389	$23,487

12. DIVIDENDS

	Year ended	Year ended
	December 31, 2014	December 31, 2013
	($000)	($000)
Declared and paid	25,471	25,519

	$25,471	$25,519
Weighted average number of common shares outstanding	127,388,000	127,340,000
Dividend per share	$0.20	$0.20

13. DECOMMISSIONING LIABILITY

A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the discounted value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

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A continuity of the decommissioning liability is as follows:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
	($000)	($000)
Obligations at beginning of year	21,406	13,934
Revisions in estimated cash flows and changes in assumptions	672	7,721
Payments made against the liability	(1,169)	(1,161)
Accretion of discounted cash flows	1,393	912

Obligations at end of year	$22,302	$21,406

Assumptions have been made, based on the current economic environment, which management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

The assumptions used in the determination of the decommissioning liability are as follows as at:

	December 31, 2014	December 31, 2013
Estimated cost ($000)	$34,894	$38,014
End of mine life	2021	2022
Discount rate	5.8%	6.5%

14. SHARE CAPITAL

a) Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount
		($000)
Outstanding at January 1, 2013	120,871,408	$393,752
Shares issued in connection with share purchase agreements (b)	6,584,380	110,765
Shares repurchased and cancelled (c)	(211,300)	(837)
Exercise of stock options	464,500	4,883
Transfer from contributed surplus to share capital for stock options exercised	—	1,910

Outstanding at December 31, 2013	127,708,988	$510,473
Shares repurchased and cancelled (c)	(351,502)	(1,405)

Outstanding at December 31, 2014	127,357,486	$509,068

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b) Share purchase agreements

On January 14, 2013, the Company announced an offer to acquire Aurizon Mines Ltd. (“Aurizon”) for approximately CAD$780 million in cash and shares (the “Offer”). In connection with the Offer, in January 2013, the Company issued 6,584,380 common shares pursuant to share purchase agreements entered into between Alamos and certain shareholders of Aurizon for the purchase of 23,507,283 common shares of Aurizon. On March 19, 2013, the Company terminated the Offer and Aurizon was subsequently acquired by Hecla Mining Corporation (“Hecla”).

c) Normal Course Issuer Bid

On April 25, 2013, the Company announced the intention to repurchase shares through a Normal Course Issuer Bid (“NCIB”). The NCIB commenced on April 30, 2013 and concluded on April 30, 2014. During the year ended December 31, 2014, the Company repurchased and cancelled 351,502 common shares at a total purchase price of $3.2 million. Of the $3.2 million paid, $1.4 million was recognized as a reduction to share capital, with the remaining $1.8 million recognized as a charge to retained earnings.

d) Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, June 2, 2010 and May 31, 2012, which allows the Company to grant incentive stock options to officers of the Company. Under the Plan, the number of shares reserved for issuance cannot exceed 7% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant. The plan is subject to shareholder approval and ratification every three years.

Stock options granted under the Plan are exercisable for a five-year period. Incentive stock options granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

The following is a continuity of the changes in the number of stock options outstanding for the years ended December 31, 2014 and 2013:

	Number	Weighted average exercise price ($CAD)
Outstanding at January 1, 2013	4,660,300	$14.40
Granted	857,200	15.10
Exercised	(464,500)	10.88
Forfeited	(348,800)	15.09

Outstanding at December 31, 2013	4,704,200	$14.83
Granted	835,000	9.17
Forfeited	(797,900)	13.56

Outstanding at December 31, 2014	4,741,300	$14.04

There were no stock options exercised in the year ended December 31, 2014 (for the year ended December 31, 2013 – 464,500 exercised at an average exercise price of CAD$16.55).

For the year ended December 31, 2014, the Company granted 835,000 incentive stock options at an exercise price of CAD$9.17, compared to 857,200 stock options granted at an exercise prices of CAD$15.10 per share in the year ended December 31, 2013.

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The fair value of stock options granted was estimated using the Black-Scholes option pricing model, applying the following assumptions:

For options granted in the year ended:	December 31, 2014	December 31, 2013
Weighted average share price at grant date	$9.17	$15.10
Risk-free rate	1.05% – 1.44%	1.02%-1.43%
Expected dividend yield	2.3%	1.3%-1.4%
Expected stock price volatility (based on historical volatility)	43%	40%-50%
Expected life, based on terms of the grants (months)	30-60	30-60
Weighted average per share fair value of stock options granted	$2.57	$4.70

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at December 31, 2014, 3,347,400 stock options were exercisable. The remaining 1,393,900 outstanding stock options vest over the following three years.

Stock options outstanding and exercisable as at December 31, 2014:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)
$8.01 - $10.00	770,000	9.17	4.41	—	—
$10.01 - $14.00	100,000	13.04	0.13	100,000	13.04
$14.01 - $15.00	2,568,000	14.65	0.79	2,568,000	14.65
$15.01 - $17.50	1,303,300	15.80	2.92	679,400	15.98

	4,741,300	$14.04	1.95	3,347,400	$14.87

e) Stock Appreciation Rights (“SARs”)

In 2011, the Company’s Board approved a cash-settled stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

SARs granted to directors, officers, employees and certain consultants under the SARs Plan are exercisable for a five-year period. SARS granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. As at December 31, 2014, the SARs liability was $0.6 million compared to $2.4 million at December 31, 2013. The SARs liability is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

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The following is a continuity of the changes in the number of SARs outstanding for the years period ended December 31, 2014 and 2013:

	Number	Weighted average exercise price ($CAD)
Outstanding at January 1, 2013	1,530,680	$17.55
Granted	943,800	14.91
Exercised	(4,300)	15.49
Forfeited	(202,780)	18.07

Outstanding at December 31, 2013	2,267,400	$16.41
Granted	667,908	9.20
Forfeited	(877,751)	16.12

Outstanding at December 31, 2014	2,057,557	$14.20

The fair value of SARs granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For SARS granted in the year ended:	December 31, 2014	December 31, 2013
Weighted average share price at grant date	$9.20	$14.91
Risk-free rate	1.02% - 1.52%	1.0% - 1.7%
Expected dividend yield	1.9% - 2.6%	1.2% - 1.6%
Expected stock price volatility (based on historical volatility)	41% - 44%	41% - 61%
Expected life, based on terms of the grants (months)	30-60	30-60
Weighted average per share fair value of SARs granted	$2.57	$4.88

Stock appreciation rights outstanding and exercisable as at December 31, 2014:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)
$7.00 - $10.00	577,657	9.12	4.48	—	—
$10.01 - $13.00	207,500	12.47	3.43	59,165	12.75
$13.01 - $16.00	531,067	15.25	3.51	181,703	15.25
$16.01 - $19.00	448,000	17.07	2.38	342,661	17.10
$19.01 - $22.00	293,333	19.11	2.75	206,661	19.11

	2,057,557	$14.20	3.42	790,190	$16.79

f) Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

In 2013, the Company’s Board approved a cash-settled RSU plan available to its officers, employees and consultants, and a DSU plan available to its directors. Under the RSU plan, each RSU has a value equivalent to one common share of the Company. RSUs vest on December 31 of the year of the third anniversary of the grant and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a

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straight-line basis over the vesting period, with a corresponding charge to share-based compensation expense. Compensation expense for RSUs incorporate an estimate for expected forfeitures.

During the year ended December 31, 2014, the Company granted 423,798 RSUs. As at December 31, 2014, there are 682,536 RSUs outstanding, with a corresponding liability of $1.4 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

Under the DSU plan, Directors can elect to receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Directors must receive fifty percent of their annual retainer in the form of DSUs until such time that the minimum share ownership requirements have been met. Each DSU has the same value as one common share of the Company. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

During the year ended December 31, 2014, the Company granted 61,727 DSUs. As at December 31, 2014, there are 93,025 DSUs outstanding, with a corresponding liability of $0.7 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

g) (Loss)/Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents.

	For the year ended
	December 31, 2014	December 31, 2013
(Loss)/Earnings (000)	($2,126)	$38,792
Weighted average number of common shares outstanding	127,388,000	127,340,000

Basic earnings (loss) per share	($0.02)	$0.30
Dilutive effect of stock options outstanding	—	140,000
Dilutive effect of share purchase warrants	—	—

	—	140,000
Diluted weighted average number of common shares outstanding	127,388,000	127,480,000

Diluted (loss)/earnings per share	($0.02)	$0.30

15. INCOME TAXES

a) Mexico Taxes

In December 2013, the Mexican Government approved a tax reform bill that enacted a new Income Tax Law (“MITL”), which increased the effective tax rate applicable to the Company’s Mexican operations effective January 1, 2014. The MITL increased the future corporate income tax rate to 30%, created a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and created a new Extraordinary Mining Tax equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the MITL requires taxpayers with mining concessions to pay a new 7.5% Special Mining Tax . The Special Mining Tax is generally applicable to earnings before income tax,

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depreciation, depletion, amortization, and interest. In calculating the Special Mining Tax there are generally no deductions related to development type costs but exploration and prospecting costs are deductible when incurred. The Extraordinary Mining Tax and Special Mining Tax are tax deductible for income tax purposes.

The Company recorded a non-cash charge of $9.8 million related to the deferred tax impacts of the above enacted tax changes in the year ended December 31, 2013.

In addition, the MITL eliminated the Single Rate Tax Law which was enacted by the Mexican government on September 28, 2007. The Single Rate Tax was payable each year to the extent that it exceeds income tax otherwise payable pursuant to the pre-existing Mexican income tax laws. For the year ended December 31, 2013, the application of the Single Rate Tax did not impact the Company’s tax expense.

b) Rate Reconciliation

The reconciliation of the expected tax expense at a combined statutory rate in Canada of 26.5% (2013 –26.5%) and provision in income tax expense is:

	December 31, 2014	December 31, 2013
	($000)	($000)
Earnings before income taxes	2,339	79,504

Expected tax expense at statutory income tax rate	620	21,068
(Decrease)/increase resulting from:
Difference in foreign tax rates	482	3,590
Non-deductible expenses	1,008	850
Non-taxable loss	1,824	6,869
Change in foreign exchange rates	(60)	(50)
Inflation net deductible losses	(774)	(1,770)
Adjustments for prior years	399	—
Mining royalties and withholding tax	966	395
Increase in Mexican deferred income tax rates	—	9,760

Income tax expense	$4,465	$40,712

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c) Deferred tax reconciliation

The following information summarizes the principal temporary differences and the related deferred tax effect:

December 31, 2014	Canada	Mexico	Turkey	United States	Total
	($000)	($000)	($000)	($000)	($000)
Deferred tax assets
Asset retirement obligations	—	7,860	—	—	7,860
Other short-term	—	840	—	—	840

	—	8,700	—	—	8,700

Deferred tax liabilities
Inventory	—	(540)	—	—	(540)
Mineral property, plant and equipment	—	(47,975)	—	—	(47,975)

	—	(48,515)	—	—	(48,515)

Net Deferred tax liabilities	$—	($39,815)	$—	$—	($39,815)

December 31, 2013	Canada	Mexico	Turkey	United States	Total
	($000)	($000)	($000)	($000)	($000)
Deferred tax assets
Asset retirement obligations	—	7,545	—	—	7,545
Other short-term	—	4,185	—	—	4,185

	$—	$11,730	$—	$—	$11,730

Deferred tax liabilities
Inventory	—	(2,527)	—	—	(2,527)
Mineral property, plant and equipment	—	(47,918)	—	—	(47,918)

	—	(50,445)	—	—	(50,445)

Net deferred tax liabilities	$—	($38,715)	$—	$—	($38,715)

d) Loss Carry-forwards and other tax attributes

Deferred tax assets are recognized for the carry-forward of unused tax losses and tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses / credits can be utilized. The Company has not recognized the benefit of tax loss carry-forwards and other tax attributes in Canada or Turkey as at December 31, 2014 and December 31, 2013. In addition, the Company has not recognized the benefit of tax loss carry-forwards and other tax attributes related to the Esperanza Gold Project in Mexico or the Quartz Mountain in the U.S. as at December 31, 2014.

Non-capital losses available in Canada to be utilized in subsequent years are approximately $35.5 million expiring between 2015 and 2034. Net capital losses available in Canada to be utilized in subsequent years are approximately $12.9 million which carryforward indefinitely.

Non-capital losses available in Turkey to be utilized in subsequent years are approximately $6.5 million expiring between 2015 and 2019. Non-capital losses available in Mexico to be utilized in subsequent years are approximately $23.3 million expiring between 2015 and 2024.

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e) Unrecognized deferred tax liabilities

The temporary differences associated with investments in subsidiaries, for which a deferred tax liability has not been recognized, aggregate $152 million as at December 31, 2014 (December 31, 2013—$206 million).

16. OTHER LOSS

	December 31, 2014	December 31, 2013
	($000)	($000)
Fair value adjustment on financial assets	—	(610)
Gain/(loss) on sale of securities(1)	387	(6,840)
Termination costs	(1,050)	(1,438)
Impairment of securities(2)	(2,661)	—
Other	(830)	(162)

	(4,154)	(9,050)

1)	During the year ended December 31, 2013, the Company disposed of its position in the common shares of Hecla, which it acquired through the share purchase agreements described in note 14b. As a result, the Company received $87.0 million cash and 7,516,377 common shares of Hecla in exchange for the 26,507,283 common shares of Aurizon, for total consideration of $116.1 million. The Company recorded a loss of $0.5 million within Other loss and a cumulative $4.3 million foreign exchange loss on the Aurizon transaction on June 3, 2013. During the month of June, the Company sold the 7,516,377 common shares of Hecla for total proceeds of $22.8 million, and recorded a loss of $6.3 million in other loss.
2)	During the year ended December 31, 2014, the Company recorded an impairment charge of $2.7 million to write-down certain available-for-sale securities to fair value, with the accumulated loss transferred from accumulated other comprehensive income to other loss.

17. SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in three geographic areas: Canada, United State of America, Mexico and Turkey.

As at	December 31, 2014			December 31, 2013
	Non-current Assets	Assets	Liabilities	Non-current Assets	Assets	Liabilities
	($000)	($000)	($000)	($000)	($000)	($000)
Mexico	281,105	414,225	91,206	268,011	454,698	79,439
Turkey	147,073	151,013	401	145,598	153,769	1,742
Canada	791	308,514	4,348	713	283,753	4,896
United States	5,664	5,759	222	5,673	5,808	4

Total	$434,633	$879,511	$96,177	$419,995	$898,028	$86,081

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	Year ended		Year ended
	December 31, 2014		December 31, 2013
	Revenues	Earnings (loss)	Revenues	Earnings (loss)
	($000)	($000)	($000)	($000)
Mexico	169,938	15,720	282,187	76,343
Turkey	—	(2,374)	—	(3,279)
Canada	—	(14,294)	—	(34,252)
United States	—	(1,178)	—	(20)

Total	$169,938	($2,126)	$282,187	$38,792

18. COMMITMENTS AND CONTINGENCIES

a) Royalty

Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable to Royal Gold at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs (the “Royal Gold royalty”). The Royal Gold royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. Production to a maximum of two million ounces of gold is subject to the Royal Gold royalty. As at December 31, 2014, the royalty was paid or accrued on approximately 1.3 million ounces of applicable gold production. Royalty expense related to the Royal Gold royalty was $8.7 million for the year ended December 31, 2014 (year ended December 31, 2013: $13.8 million). In addition, royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.8 million for the year ended December 31, 2014.

A third party has a 2% Net Smelter Return Royalty on production from the Company’s AğI DağI project. The Company has not recorded an accrual for this royalty at December 31, 2014 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey, subject to certain deductions.

In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at December 31, 2014, as the project is not in production.

b) Mulatos Town Relocation

The Company enters into temporary occupation agreements with the Ejido and non-Ejido members in Mexico and is also in negotiations with Ejido and non-Ejido members to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido can be challenging and uncertain. There are financial and other considerations associated with the negotiating process, and failure to reach agreement could result in significant downtime and associated costs, or suspension of operations and loss of production.

The Company commenced the planned relocation of the town of Mulatos in 2007 and relocation contracts were signed with over half of the families residing in Mulatos at that time. Property owners and possessors were offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the Mulatos relocation effort in 2007, the Company has invested approximately $7.5 million in property acquisition, relocation benefits, legal, and related costs. In addition, the Company has recognized a liability of $0.1 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at December 31, 2014. The discounted value of the liability was capitalized to mineral property, plant and equipment.

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During 2008, the Company, through its wholly-owned subsidiary, Minas de Oro Nacional SA de CV (“MON”), entered into a land purchase agreement with the Mulatos Ejido, the local landowners. In 2010, the Ejido filed with the Unitary Agrarian Court an action to nullify the 2008 Surface Rights Agreement. On June 13, 2012, the Agrarian Court resolved the judicial claim in favor of MON by dismissing the action and dicharging all of the defendants named in the lawsuit, including MON.

On March 1, 2014, MON entered into an amendment agreement with the Ejido (the “2014 Amendment Agreement”) to formally resolve all the remaining disputes between the parties relating to previous Surface Rights Agreements. In April 2014, certain Ejido members filed a lawsuit requesting access to the 2014 Amendment Agreement for the purposes of potentially challenging the land allocation approved by the March 1, 2014 Ejido meeting. The Company expects to obtain a positive resolution to claims challenging the 2014 Amendment Agreement. As part of the 2014 Amendment Agreement, the Company has accrued $2.8 million (based on current exchange rates), which will be paid upon positive resolution of the legal challenge to the 2014 Amendment Agreement.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

c) Quartz Mountain Property – Option Agreement

As part of the acquisition of Orsa, the Company inherited an option agreement with Seabridge Gold Inc. (“Seabridge”) whereby Seabridge’s wholly-owned subsidiary, Seabridge Gold Corporation (“SGC”) granted the Company the exclusive option to earn a 100% interest in the Quartz Mountain Gold Property (“Quartz Mountain”) and all of SGC’s undivided 50% beneficial joint venture interest in the adjacent Angel’s Camp Gold Property (“Angel’s Camp”), together, the “Properties”. Both properties are located in Lake County, southern Oregon on the northern extension of the Basin and Range Province of Nevada. Both properties are subject to underlying royalties.

The principal terms under the Option Agreement remain wherein Orsa will:

•	Pay SGC an additional CAD$2,000,000 cash or, at Seabridge’s election, issue the equivalent value of its common shares, eighteen (18) months following the Final Acceptance Date. The Company made this payment on October 23, 2013.

•	Deliver to Seabridge a National Instrument 43-101 – Standards of Disclosure for Mineral Projects compliant feasibility study (the “Feasibility Study”) in respect of the property no later than the date it makes the decision to bring a mine on the property into production.

•	Pay SGC an additional CAD$3,000,000 in cash or, at Seabridge’s election, issue the equivalent value of its common shares, within five business days of the completion of the Feasibility Study.

•	Within 10 business days of determining that a mine on the Properties has been permitted and bonded, give notice thereof to Seabridge. Within 30 days of the Company giving such notice, Seabridge must elect to receive a lump sum payment of CAD$15,000,000 or accept a two percent Net Smelter Returns Royalty in respect of the properties. If Seabridge has elected to receive the additional cash consideration of $15,000,000, the Company must make the payment on or before the 60th day after the Company has determined that the mine has been permitted and bonded.

•	Upon completion of the above requirements, the Company will have exercised the options and will acquire all of SGC’s interests in Quartz Mountain and Angel’s Camp, and will assume all of its obligations under the underlying agreements relating to the properties.

•	The Agreement provides that the Company may terminate its interest in either the Quartz Mountain or Angel’s Camp option separately, however termination of either option will not affect the consideration payable to exercise the remaining option.

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2014 FINANCIAL REPORT

d) Contract Mining

In December 2013, the Company entered into a mining services agreement with Grupo Desarrollo Infraestructura S.A de C.V (“GDI”), expiring in December 2020, pursuant to which GDI will perform essentially all of the open-pit mining operations at Mulatos, at a cost of approximately $161 million over the term of the contract, based on current pricing. The contract includes a cost escalation formula every six months based on standard indices.

19. RELATED PARTY TRANSACTIONS

Remuneration of key management (includes the Corporation’s directors and executive team)

Expense by nature:	2014	2013
	($000)	($000)
Management salaries and benefits	3,757	4,781
Directors fees	542	515
Share based payments[1] – Management	4,289	6,656
Share based payments[1] – Directors	582	633

	$9,170	$12,585

1)	Represents grant date fair value of stock options, SARs, RSUs and DSUs granted during the year

These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties.

20. MANAGEMENT OF CAPITAL

The Company defines capital that it manages as its shareholders equity. The Company’s objectives when managing capital are to safeguard the entity’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. At December 31, 2014, total managed capital was $783.3 million (December 31, 2013—$811.9 million).

The Company’s capital structure reflects the requirements of a company focused on sustaining strong cash flows from its current mining operations and financing both internal and external growth opportunities and development projects. The Company faces lengthy development lead times as well as risks associated with increasing capital costs and project completion timing due to the availability of resources, permits and other factors beyond the Company’s control. The Company’s operations are also significantly affected by the volatility of the market price of gold.

The Company continually assesses its capital structure and makes adjustments to it with reference to changes in economic conditions and risk characteristics associated with its underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, pay dividends, sell assets or enter into new debt arrangements.

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2014 FINANCIAL REPORT

The Company manages its capital structure by performing the following:

•	Maintaining a liquidity cushion in order to address any potential operational disruptions or industry downturns

•	Preparing detailed budgets and cash flow forecasts for each of mining operations, exploration, development projects and corporate activities that are approved by the Board of Directors

•	Regular internal reporting and Board of Directors’ meetings to review actual versus budgeted spending and cash flows

•	Detailed project financial analysis to assess or determine new funding requirements

There were no changes in the Company’s approach to managing capital during the year.

21. RECLASSIFICATION

The comparative consolidated financial statements have been reclassified to conform to the presentation of the current year consolidated financial statements.

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